UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cordia Bancorp Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

218513 10 9
(CUSIP Number)

Jack Zoeller
11730 Hull Street Road
Midlothian, Virginia 23112
(804) 744-7576
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 218513 10 9	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS: Jack Zoeller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	270,329 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	226,329 (2)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,329 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)      The amount excludes 184,000 shares of unvested non-voting Common Stock (the “Founders’ Shares”) over which the Reporting Person has no voting or dispositive or power. The amount includes 21,600 shares underlying stock options which are exercisable within 60 days and 44,000 shares of restricted stock over which the Reporting person has voting power.

(2)      Excludes 44,000 shares of restricted stock over which the Reporting Person has no dispositive power.

(3)      Based on a total of 5,182,369 shares of voting Common Stock outstanding as of August 12, 2015 and assumes that options to purchase 21,600 shares have been exercised.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to shares of Common Stock, par value, $0.01 per share (the “Common Stock”), of Cordia Bancorp Inc. (the “Company”), located at 11730 Hull Street Road, Midlothian, Virginia 23112.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Jack Zoeller (the “Reporting Person”).

(b)	Mr. Zoeller’s business address is c/o Cordia Bancorp Inc., 11730 Hull Street Road, Midlothian, Virginia 23112.

(c)	Mr. Zoeller was a co-founder of the Company and currently serves as the President, Chief Executive Officer and Chairman of the Board of the Company and Chairman of the Board of the Company’s wholly owned subsidiary, Bank of Virginia.

(d)	Mr. Zoeller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Mr. Zoeller has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zoeller is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On May 27, 2009, as a founder of the company, Mr. Zoeller purchased 300,000 shares of Series A Common Stock (“Founders’ Shares”) in a private placement with $11,000 in personal funds. Of these Founders’ Shares, 184,000 shares are eligible for performance-based vesting based upon the achievement of certain asset size thresholds and performance measures for the Company. Mr. Zoeller may not exercise any voting or other rights of a shareholder over these unvested Founders’ Shares unless the asset size and performance measures have been satisfied. Any unvested shares for which the prescribed asset size and performance measures have not been met by October 6, 2016 will be forfeited.

On July 23, 2010, Mr. Zoeller exchanged 23,250 shares of his Series A Common Stock for 85 shares of Series B Common Stock issued by the Company. On December 9, 2010, Mr. Zoeller purchased 30,000 shares of Series B Common Stock in a private placement with $300,000 in funds from his Individual Retirement Account (“IRA”). On July 27, 2012, each issued and outstanding share of Series B Common Stock was reclassified and changed into one share of Common Stock.

On February 10, 2011, Mr. Zoeller purchased a total 11,920 shares of Series A Common Stock from two Company founders in a private sale for $437 in personal funds.

On October 26, 2011, Mr. Zoeller received stock options to purchase 13,280 shares of Common Stock at an exercise price of $6.25 per share. Stock options vest in four equal annual installments beginning on October 26, 2012, the first anniversary of the date of the grant. Mr. Zoeller paid no consideration for the stock options.

On July 27, 2012, each issued and outstanding share of Series A Common Stock was reclassified and changed into one share of Common Stock.

On August 28, 2012, Mr. Zoeller purchased 10,000 shares of Series C Common Stock with $50,000 from his IRA. On December 31, 2012, pursuant to the terms of the Series C Common Stock, each outstanding share of Series C Common Stock converted into one share of Common Stock.

On March 21, 2013, Mr. Zoeller purchased 890 shares of Common Stock from a Company founder in a private sale for $36 in personal funds.

On March 27, 2013, Mr. Zoeller received stock options to purchase 13,280 shares of Common Stock at an exercise price of $5.35 per share. Stock options vest in four equal annual installments beginning on March 27, 2014, the first anniversary of the date of the grant. Mr. Zoeller paid no consideration for the stock options.

On March 29, 2013, Mr. Zoeller received 1,660 shares of Common Stock in exchange for his shares of Bank of Virginia common stock upon the completion of Bank of Virginia’s holding company reorganization and share exchange. Pursuant to the Agreement and Plan of Share Exchange, each share of Bank of Virginia common stock held immediately prior to the completion of the transaction was exchanged for 0.664 of a share of Company Common Stock rounded down to the nearest whole share. Mr. Zoeller paid no consideration for his exchanged Bank of Virginia shares.

On August 19, 2013, Mr. Zoeller purchased 4,000 shares of Common Stock with $17,400 in IRA funds.

On August 21, 2013, Mr. Zoeller purchased 13 shares of Common Stock with $57 in IRA funds.

On April 10, 2014, Mr. Zoeller purchased 2.9411 shares of the Company’s Series A Preferred Stock for $124,997 in IRA funds. The Series A Preferred Stock was convertible, subject to the approval by the Company’s stockholders in accordance with NASDAQ Stock Market Rule 5635, into a number of shares Common Stock determined by dividing (i) $42,500 (the per share purchase price of the Series A Preferred Stock) by (ii) $4.25. Upon receipt of stockholder approval on June 25, 2014, Mr. Zoeller’s Series A Preferred shares were converted on that date into 29,411 shares of Common Stock. Mr. Zoeller paid no additional consideration for the shares of Common Stock.

On June 25, 2014, Mr. Zoeller received a restricted stock award of 66,000 shares of Common Stock, which vest in three equal annual installments on December 31, 2014, 2015 and 2016 and upon an individual vesting date are subject to an additional 12-month holding period. Mr. Zoeller paid no consideration for the restricted shares. As of the date of this Schedule 13D, 44,000 restricted shares remain unvested.

Also on June 25, 2014, Mr. Zoeller received stock options to purchase 15,000 shares of Common Stock at an exercise price of $4.20 per share. Stock options vest in three equal annual installments on December 31, 2014, 2015 and 2016 subject to the achievement of certain asset size thresholds and performance measures by a vesting date. If such asset size and performance measures have not been met by an individual vesting date, the stock options subject to vesting will be forfeited. Mr. Zoeller paid no consideration for the stock options.

On September 14, 2014, Mr. Zoeller purchased 2,000 shares of Common Stock with $7,730 of IRA funds.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes. The Reporting Person may, from time to time, acquire additional securities of the Company using personal or partnership funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as an executive officer and director of the Company and the Bank of Virginia, Mr. Zoeller does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Zoeller beneficially owns a total of 270,329 shares of Common Stock, representing 5.2% of 5,182,369 shares of voting Common Stock outstanding as of August 12, 2015 and assuming that stock options to purchase 21,600 shares of Common Stock have been exercised. This amount includes the 127,645 shares owned directly by him, 77,084 held in his IRAs, 44,000 shares of unvested restricted shares over which Mr. Zoeller has voting power and 21,600 shares underlying stock options which are vested and exercisable. The share total excludes 184,000 unvested Founders’ Shares over which Mr. Zoeller has no voting or dispositive power.

(b)	Mr. Zoeller has sole voting and dispositive power over of 226,349 shares of Common Stock deemed to be beneficially owned by him, which amount assumes the exercise of stock options to purchase 21,600 shares of Common Stock. Mr. Zoeller has sole voting power but no dispositive power over 44,000 shares of unvested restricted stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2015	/s/ Jack Zoeller
Jack Zoeller

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